

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Michael Aw
Chief Executive Officer
Provident Acquisition Corp.
Unit 11C/D, Kimley Commercial Building
142 – 146 Queen's Road Central
Hong Kong

   Re: Provident Acquisition Corp.
    Registration Statement on Form S-1
    Filed December 22, 2020
    File No. 333-251571

Dear Mr. Aw:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 22, 2020

Exhibits

1. We note your risk factor disclosure on page 68 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: James C. Linn